Exhibit 1

MEDIA

RELEASE

9 MARCH 2012

GROUP EXECUTIVE CHANGES

Westpac Chief Executive Officer, Gail Kelly, today announced that George Frazis has been appointed the new Chief Executive of St.George Banking Group. Peter Clare has been appointed Chief Executive Officer of Westpac New Zealand Limited.

Mr Frazis will replace Rob Chapman who has decided to leave the Group after more than 10 years, firstly in the role of Managing Director of BankSA and since 2010 as Chief Executive of St.George Banking Group. Mr Chapman will return home to Adelaide.

Mrs Kelly said the appointments recognise the strong talent pool within the existing executive team.

“George has done an excellent job over the past three-and-a half years in improving the performance of the New Zealand business and I am pleased with the results he is delivering,” she said.

Cash earnings for Westpac New Zealand Limited increased 41% in the 2010/11 financial year.

“I am confident George’s drive, energy and passion for developing high performing teams and deep customer relationships will be a great asset to the St.George Banking Group and its brands, employees and customers,” Mrs Kelly said.

Mrs Kelly said Mr Clare is one of the Group’s most seasoned executives, having held senior leadership positions at St.George Banking Group, Westpac and formerly Commonwealth Bank of Australia.

In his role as Westpac’s Group Executive, Products & Operations, Mr Clare led a division of 5,000 people, providing key support across the businesses and driving performance. He is currently the Chief Operating Officer of the Group’s Australian Financial Services business.

“With strong personal ties to New Zealand, Peter will bring great enthusiasm and energy to his new role. His blend of strategic and operational experience will ensure Westpac New Zealand continues to put in place a customer relationship-focused business strategy,” Mrs Kelly said.

Mrs Kelly thanked Mr Chapman for his significant contribution in leading St.George Banking Group and prior to that BankSA.

He has been appointed to the BankSA Advisory Board which will complement his considerable professional, sporting and personal interests in South Australia.

The appointments will be effective from 2 April 2012. Mr Clare’s appointment is subject to appropriate regulatory approval.

St. George Banking Group is part of the Australian Financial Services division which also encompasses Westpac Retail & Business Banking, BT Financial Group and Banking Products and Risk Management.

ENDS

For Further Information

Paul Marriage

Westpac Media Relations

TEL 02 8219 8512

MOB 0401 751 860